SEC MAIL PROCESSING SECTION
RECEIVED
JAN 2 7 2014
WASH, D.C.
193

SECU 14045035 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-16935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2012 (MM/DD/YY) AND ENDING 11/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barclay Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

254 West 54th Street 16th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beate Bolen 212-371-3634
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Beate Bolen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclay Investments, Inc., as of November 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA MACLEAN
Notary Public - State of New York
No. 01MA6278439
Qualified in New York County
My Commission Expires March 25, 2017

Signature
BEATE BOLEN

Title CFO

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey

Assurance ▪ Tax ▪ Consulting

Barclay Investments, Inc.

Statement of Financial Condition

November 30, 2013

Filed as PUBLIC information pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors
Barclay Investments, Inc.
New York, New York

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Barclay Investments, Inc. (the "Company") as of November 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and Regulation 1.10 under the Commodity Exchange Act (the "CEAct") and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Barclay Investments, Inc. as of November 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
January 23, 2014

Barclay Investments, Inc.

Statement of Financial Condition
November 30, 2013

ASSETS	
Cash and Cash Equivalents	$ 2,087,291
Receivable From Broker-Dealer	737,618
Investments, at fair value	999,760
Property and Equipment, net	262,945
Prepaid Expenses and Other Assets	118,976
Deferred Tax Asset	13,200
Prepaid Tax Deposits	46,662
Total assets	$ 4,266,452
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Commissions and salaries payable	$ 858,097
Accounts payable and accrued expenses	316,129
Income taxes payable	52,708
Total liabilities	1,226,934
Commitments (Note 8)	
Stockholders' Equity:	
Common stock - $.10 par value	92,257
Additional paid-in capital	1,847,869
Retained earnings	1,883,481
Total stockholders' equity	3,823,607
Treasury Stock, 397,166 shares at cost	(784,089)
Net stockholders' equity	3,039,518
Total liabilities and stockholders' equity	$ 4,266,452

See Notes to Statement of Financial Condition.

Note 1. Organization and Nature of Business

Organization: Barclay Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC"), and is a member of the National Futures Association (the "NFA"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Operations: As an introducing broker-dealer, the Company provides services for the purchases and sales of securities. All Company and customer transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays this broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing broker. The Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk. The Company is engaged in a single line of business as a securities broker-dealer in riskless principal transactions.

The Company operates under the provisions of Paragraphs (k)(2)(ii) of Rule 15c-3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition.

Use of Estimates: The preparation of statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Owned/Investments: Proprietary securities transactions are recorded on the trade date as if they had settled. Securities are recorded at fair value in accordance with FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* (see Note 3).

Property and Equipment: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Cash and Cash Equivalents: The Company maintains cash in accounts with one financial institution which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company's cash equivalents are highly liquid investments with an original maturity of three months or less as of the acquisition date.

Income Taxes: The Company elected to be treated as an S Corporation for income tax purposes. An S Corporation generally pays no federal and state income taxes and passes through substantially all taxable items to the stockholders.

The Company's deferred income taxes are provided for on items which are reportable in a different period for income tax purposes. Deferred income taxes relate primarily to differences in accounting for depreciation and amortization and rent expense.

Note 2. Summary of Significant Accounting Policies (Continued)

FASB ASC Topic 740 ("ASC 740"), *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the statement of financial condition. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended November 30, 2013, management has determined that there are no uncertain tax positions. The Company files income tax returns in U.S. federal jurisdiction and certain states. The current and prior three tax years generally remain subject to examination by U.S. federal and respective state tax authorities.

Recently Issued Accounting Pronouncement: In July 2013, the SEC enacted new broker-dealer regulations, including amendments to Rules 17a-5 and 17a-11 under the Securities and Exchange Act of 1934. The amendment to Rule 17a-5 changes stipulated timing and nature of various financial statements and reports by broker-dealers and the audit objectives, testing and reports to be issued by the auditors. The SEC also adopted amendments to the customer protection, net capital, books and records, and notification rules for broker-dealers. Most of the changes as a result of the amendments are effective June 1, 2014. Management is currently assessing the impact of these regulations.

Note 3. Fair Value Measurements

FASB ASC Topic 820 ("ASC 820") defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability;

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. Investments at November 20, 2013 represent U.S. Treasury Bills, which are considered Level 1, measured at fair value based on quoted market prices.

Note 4. Receivable From Broker-Dealer

The clearing and depository operations from the securities transactions are provided substantially from one clearing broker. At November 30, 2013, the receivable from broker-dealer as reflected in the statement of financial condition represents net gains from riskless principal transactions receivable from this broker.

The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customers' accounts introduced by the Company. As of November 30, 2013, there were no significant unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

Note 5. Agreement with Clearing Organization

The Company clears its customer transactions with a clearing broker on a fully disclosed basis pursuant to a clearing agreement (the "Agreement'). Under the Agreement, the Company is required to maintain a security deposit of $500,000, which can be subject to change if the Company's net capital falls below a certain threshold.

The Company generally maintains a security deposit in excess of the minimum amount required.

As of November 30, 2013, the Company held certain U.S. Treasury Bills with a fair value of $999,760 as a security deposit with the clearing broker. Such U.S. Treasury Bills are disclosed as investments, at fair value, on the statement of financial condition.

Note 6. Property and Equipment

Property and equipment is summarized as follows:

Furniture and equipment	$ 400,715
Leasehold improvements	553,750
	954,465
Less accumulated depreciation and amortization	(691,520)
Property and equipment, net	$ 262,945

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and the Commodity Futures Trading Commission Capital Requirement pursuant to Regulation 1.17, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2013, the Company had net capital of $2,593,685, which was $2,511,890 in excess of its required net capital of $81,796. The Company's ratio of aggregate indebtedness to net capital at November 30, 2013 was .4730 to 1.

Note 8. Commitments

The Company is committed under noncancelable operating leases for its New York and California office space expiring between June 2014 and January 2017. The leases contain a provision for escalating annual rents of 3% and 4%, respectively.

The minimum future lease payments under the leases are as follows:

Year ending November 30,	
2014	$ 281,136
2015	251,095
2016	258,627
2017	43,780
	$ 834,638

Note 9. Stockholders' Equity

A summary of common stock shares authorized, issued and outstanding is as follows:

Shares authorized	1,000,000
Issued	922,570
Outstanding	525,404

Upon termination of a stockholder's employment with the Company for any reason (the "Qualifying Call Event"), such stockholder shall be required to offer for sale to the Company all shares owned (the "Corporate Call Option").

The Company has the right to exercise the Corporate Call Option at a price equivalent to the book value per share of the Company, calculated in accordance with the SEC and FINRA Financial Operational Combined Uniform Single Report ("FOCUS") requirements.

Note 10. Retirement Plan

During the year ended November 30, 1997, the Company established a tax-sheltered savings plan commonly known as a Section 401(k) Plan. Under the plan, employees who meet eligibility requirements may generally contribute a portion of their compensation, based on limits pursuant to the Internal Revenue Code, to the plan. Employees vest in Company profit-sharing contributions which are discretionary immediately after the contribution is made.

Note 11. Capital Withdrawals/Assignments

The Company's policy is to distribute to stockholders any earnings in excess of regulatory requirements and working capital needs. Such distributions are approved by the Company's board of directors. For the year ended November 30, 2013, the Company made stockholders' distributions of $850,000.

In January 2013, two stockholders of the Company made a partial and full sale of their respective shares of common stock to other existing stockholders.

In February 2013, a stockholder of the Company made a partial sale of his shares of common stock to another existing stockholder.

Note 11. Capital Withdrawals/Assignments (Continued)

In March 2013, a stockholder of the Company made a partial sale of his shares of common stock to another existing stockholder.

In November 2013, a majority of the stockholders of the Company made a partial sale of their shares of common stock to an incoming stockholder.

Note 12. Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition to consider whether or not the impact of such events needs to be reflected and/or disclosed in the statement of financial condition. Such evaluation is performed through the date the statement of financial condition was issued.

McGladrey

Assurance ▪ Tax ▪ Consulting

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2012 (MM/DD/YY) AND ENDING 11/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Barclay Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

254 West 54th Street 16th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Beate Bolen 212-371-3634
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Barclay Investments, Inc.

Schedule of Assessment and Payments
General Assessment Reconciliation (Form SIPC-7)

November 30, 2013

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

OATH OR AFFIRMATION

I, Beate Bolen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclay Investments, Inc., as of November 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA MACLEAN
Notary Public - State of New York
No. 01MA6278439
Qualified in New York County
My Commission Expires March 25, 2017

Beate Bolen
Signature BEATE BOLEN

CFO
Title

Laura MacLean
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey

To the Board of Directors
Barclay Investments, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended November 30, 2013, which were agreed to by Barclay Investments, Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended November 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended November 30, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey LLP

New York, New York
January 23, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 11-30, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

FILE COPY

RECEIVED
NOV 14 2013

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-016935 FINRA NOV 4/13/1972
BARCLAY INVESTMENTS INC
254 WEST 54TH ST 16TH FLOOR
NEW YORK, NY 10019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2)		$ 19,271.
B. Less payment made with SIPC-6 filed (exclude interest) 6-12-13 Date Paid		(8756.)
C. Less prior overpayment applied		(-0-)
D. Assessment balance due or (overpayment)		10,515.
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 10,515.	
H. Overpayment carried forward	$(-0-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BARCLAY INVESTMENTS, INC.
(Name of Corporation, Partnership or other organization)

Beate Bolen
(Authorized Signature)

BEATE BOLEN
CFO
(Title)

Dated the 13 day of Dec, 2013

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

- NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 12 1, 2012
and ending 11 30, 2013

Item No.		Eliminate cents
	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,844,182.
	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
	(2) Net loss from principal transactions in securities in trading accounts.	–
	(3) Net loss from principal transactions in commodities in trading accounts.	–
	(4) Interest and dividend expense deducted in determining item 2a.	–
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
	(7) Net loss from securities in investment accounts.	–
	Total additions	–
	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	–
	(2) Revenues from commodity transactions.	–
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	–
	(4) Reimbursements for postage in connection with proxy solicitation.	(–
	(5) Net gain from securities in investment accounts.	(4880)
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): RENT FROM SUBLEASE, $102,667. BAL - MISC. (Deductions in excess of $100,000 require documentation) - ATTACHED -	(130,993.)
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
	Enter the greater of line (i) or (ii)	
	Total deductions	135,873.
	PC Net Operating Revenues	$ 7,708,309
	neral Assessment @ .0025	$ 19,271 (to page 1, line 2.A.)